GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

SUPPL

03045149

3 December 2003

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED DEC 12 2003 WASH. D.C. 155 SECTION

Exemption File 82-5204

New GKN PLC

Dear Sirs,

GKN plc – Block Listing

For your information I enclose a copy of the above announcement which was sent to the London Stock Exchange today.

Yours faithfully,

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

David Pavey
Assistant Company Secretary

Enc.

dlw 12/16

COMPLIANCE/SEC/COR/notification of press release

GKN plc is registered in England No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England

3 December 2003

GKN plc (the "Company")

Application was made on 2 December 2003 to the Financial Services Authority and the London Stock Exchange Plc for a total of 720,000 Ordinary shares of 50p each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 4 December 2003 and trading will commence on 5 December 2003.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme(s):

Scheme(s)	Shares
GKN SAYE Share Option Scheme 2001	720,000

When issued, these shares will rank pari passu with the existing Ordinary shares.